EXHIBIT 1

JOINT FILING AGREEMENT

In accordance with the requirements of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, and subject to the limitations set forth therein, the parties set forth below agree to jointly file the Schedule 13G to which this joint filing agreement is attached, along with any amendments thereto that may be required, and have duly executed this joint filing agreement as of the date set forth below.

Dated: February 17, 2017	PoC Capital, LLC

	By:	/s/ Daron Evans
	Name:	Daron Evans
	Title:	Managing Director

Dated: February 17, 2017	The Evans Family Trust, dated January 28, 2016

	By:	/s/ Daron Evans
	Name:	Daron Evans
	Title:	Trustee

	By:	/s/ Sarah Evans
	Name:	Sarah Evans
	Title:	Trustee

Dated: February 17, 2017	/s/ Daron Evans
Daron Evans

Dated: February 17, 2017	/s/ Sarah Evans
Sarah Evans